EXHIBIT 99.81

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT is made as of December 21, 2010,

BETWEEN:

SILVER STANDARD RESOURCES INC., a British Columbia company having an office at Suite 1400 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2

(“SSRI”)

AND:

PRETIUM RESOURCES INC., a British Columbia company having a registered office at 2900 – 550 Burrard Street, Vancouver, British Columbia V6C 0A3

(the “Company”)

WHEREAS:

A.
immediately following the sale by SSRI to the Company of its interest in the Snowfield and Brucejack mineral projects and the completion of an offering of common shares by the   Company   pursuant   to   a   prospectus   dated   December   9,   2010,   SSRI   owns approximately z% [NTD: to be completed once it is determined whether Over- Allotment Option will be exercised by closing] of the issued and outstanding common shares of the Company; and

B.	the parties wish to enter into this Investor Rights Agreement in respect of the matters and on the terms and conditions set forth herein;

THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the mutual agreements set out herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties to this Agreement, the parties agree as follows:

1.	DEFINITIONS

1.1.	In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)
“Acquisition Agreement” means the acquisition agreement dated October 28, 2010, as amended November 4, 2010, between SSRI and the Company providing for the sale by SSRI and the purchase by the Company of all of the issued and outstanding shares of 0890693 B.C. Ltd., which holds the interest of SSRI in the Snowfield and Brucejack projects;

(b)
“Affiliate”  means,  with  respect  to  any  Person,  any  other  Person  controlling, controlled by, or under common control with, such Person.  A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities or voting interests, by contract or otherwise; and the term “controlled” shall have a similar meaning; provided, however, SSRI and the Company shall not be considered to be Affiliates of each other;

(c)	“BCBCA” means the Business Corporations Act (British Columbia); (d) “Board of Directors” has the meaning set forth in Section 5.1(a);

(e)	“Business Day” means any day other than a Saturday, Sunday or a day that is a statutory holiday in the Province of British Columbia;

(f)	“Company” has the meaning set forth above and, where applicable, includes any successor or combined company following a Non-Cash Transaction;

(g)	“Company Shares” means the common shares in the capital of the Company or its successor or a combined company as a result of a Non-Cash Transaction;

(h)
“Equity Financing” means the issue and sale of Equity Securities, directly or indirectly, for cash or cash equivalents, other than the issue of Equity Securities under any equity compensation plan in respect of the directors, officers or employees of the Company;

(i)	“Equity Financing Notice” has the meaning set forth in Section 3.1(a);

(j)	“Equity Securities” means Company Shares or securities convertible into or exercisable or exchangeable for Company Shares, including, without limitation, convertible debt securities;

(k)
“Non-Cash Transaction” means a transaction pursuant to which the Company issues Company Shares for non-cash consideration, or as a result of a consolidation, amalgamation, merger, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company;

(l)
“Outstanding Equity Securities” means Company Shares issued and outstanding at a particular time on a fully-diluted basis, excluding only Equity Securities which are issued or issuable following the date hereof pursuant to any equity compensation plan in respect of the directors, officers or employees of the Company;

(m)	“Parties” means SSRI and the Company and “Party” means either of them;

(n)
“Person”   shall   be   broadly   interpreted   and   includes   any   individual,   sole proprietorship, partnership, limited partnership, firm, unincorporated association, unincorporated  organization,  syndicate,  trust,  joint  venture,  body  corporate, governmental authority, and any other entity or organization of any nature whatsoever, and includes any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(o)	“Shareholders” has the meaning set forth in Section 5.1(a);

(p)	“SSRI Director Nominees” has the meaning set forth in Section 5.1(a); and

(q)	“SSRI’s Percentage” means the percentage of the issued and outstanding Equity Securities owned beneficially by SSRI and its Affiliates collectively, calculated in accordance with Section 2.

All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Acquisition Agreement.

2.	CALCULATION OF SSRI’S PERCENTAGE

2.1.	For the purposes of this Agreement:

(a)
SSRI’s Percentage at any given time shall be calculated by dividing the number of Company Shares and other Equity Securities owned beneficially by SSRI and its Affiliates collectively by the number of Outstanding Equity Securities; and

(b)
in  the  event  that  the  Company  issues  Equity  Securities  in  a  Non-Cash Transaction, during the period between the closing of any such Non-Cash Transaction and the closing of the next Equity Financing, SSRI’s Percentage for the purposes of this Agreement shall be deemed to be SSRI’s Percentage immediately prior to the closing of the Non-Cash Transaction.

3.	EQUITY FINANCING

3.1.	Subject to Section 6.1, in the event that the Company proposes to issue Equity Securities in connection with an Equity Financing:

(a)
the Company shall deliver a notice to SSRI in writing as soon as possible prior to the public announcement of the Equity Financing, but in any event at least [10] Business Days prior to the earlier of:  (i) the date on which the Company files a preliminary prospectus, registration statement or other offering document in connection with an Equity Financing that constitutes a public offering of the Company Shares and (ii) the proposed closing date of the Equity Financing (the “Equity Financing Notice”), specifying: (A) the total number of Outstanding Equity Securities; (B) the total number of Equity Securities which are proposed to be offered for sale; (C) the rights, privileges, restrictions, terms and conditions of the Equity Securities proposed to be offered for sale; (D) the consideration for which the Equity Securities are proposed to be offered for sale; and (E) the proposed closing date of the Equity Financing;

(b)
SSRI shall have the right to subscribe for and purchase such number of Equity Securities that the Company proposes to offer for sale as described in the Equity Financing Notice as would result in SSRI and its Affiliates collectively maintaining, following the completion of the Equity Financing, SSRI’s Percentage held by them immediately prior to the first public announcement of the proposed Equity Financing, for the consideration and on the same terms and conditions as offered to the other potential purchasers under the Equity Financing all as set forth in the Equity Financing Notice. If SSRI elects to subscribe for such Equity Securities, SSRI shall provide written notice to the Company by the close of business on the fifth Business Day following the day upon which the Equity Financing Notice is received by SSRI;

(c)
subject to Section 7.1, SSRI shall have the right to sell, pursuant to a prospectus, registration statement or other offering document prepared and delivered by the Company  in  connection  with  an  Equity  Financing  that  constitutes  a  public offering of Company Shares, such number of Company Shares as is equal to the total number of Company Shares being sold under such offering multiplied by the lesser of SSRI’s Percentage and 20%.  If SSRI elects to exercise such right, SSRI shall provide written notice to the Company by the close of business on the fifth Business Day following the day upon which the Equity Financing Notice is received by SSRI.  In the event of such exercise by SSRI, the Company and SSRI shall cooperate in good faith in connection with SSRI’s participation in such offering; and

(d)
in  respect  of  any  specific  Equity  Financing  Notice  and  the  related  Equity Financing, SSRI shall have the right to either purchase pursuant to Section 3.1(b) or sell pursuant to Section 3.1(c), but may not both purchase and sell.

3.2.
Subject to Section 6.1, in the event that SSRI advises the Company in writing that SSRI or its Affiliates wish to sell any of the Equity Securities owned by them, SSRI and the Company shall cooperate in good faith to effect such sale and, without limiting the generality of the foregoing, the Company shall execute and file such documents, and take such other actions, as may reasonably be requested by SSRI.

4.	NON-CASH TRANSACTIONS

4.1.	Subject to Section 6.1, in the event that the Company proposes to issue Equity Securities in connection with a Non-Cash Transaction:

(a)
the Company shall deliver a notice to SSRI in writing as soon as possible prior to the public announcement of the Non-Cash Transaction, but in any event at least 10 Business Days prior to the proposed closing date of the Non-Cash Transaction specifying: (i) the total number of Outstanding Equity Securities; (ii) the total number of Equity Securities which are proposed to be offered for sale in connection with the Non-Cash Transaction; (iii) the rights, privileges, restrictions, terms and conditions of the Equity Securities which are proposed to be offered for sale  in  connection  with  the  Non-Cash  Transaction;  (iv) the  consideration  for which the Equity Securities are proposed to be offered for sale in the Non-Cash Transaction; and (v) the proposed closing date of the Non-Cash Transaction; and

(b)
for  the  purposes  of  the  next  Equity  Financing  following  the  Non-Cash Transaction, SSRI shall be entitled to subscribe for such number of Equity Securities, on terms no less favourable to SSRI than the terms offered to other potential purchasers under such Equity Financing, as would result in SSRI and its Affiliates collectively maintaining, following the completion of the Equity Financing, SSRI’s Percentage held by them immediately prior to the closing of the Non-Cash Transaction.

(c)	As a condition of disclosure to SSRI of non-public information, as contemplated in Section 4.1(a), SSRI agrees to execute a reasonable confidentiality provision in respect of such disclosure.

5.	RIGHT TO NOMINATE DIRECTORS

5.1.	Subject to Section 6.1:

(a)
SSRI  shall  be  entitled  to  designate  such  number  of  individuals  (the  “SSRI Director Nominees”), to be nominated and, if elected, to serve as members of the board of directors of the Company (the “Board of Directors”) at each meeting of shareholders of the Company (the “Shareholders”) at which directors of the Company are to be elected, as is equal to the lesser of:   (i) one less than the number which constitutes a majority of the number of directors comprising the Board of Directors and (ii) SSRI’s Percentage multiplied by the number of directors comprising the Board of Directors (rounded to the closest whole number of directors), provided that each SSRI Director Nominee consents in writing to serve as a director and is eligible under the BCBCA to serve as a director;

(b)	the Company shall take all steps as may be necessary to appoint the SSRI Director Nominees to the Board of Directors as of the Closing Time;

(c)
the Company shall cause the SSRI Director Nominees to be included in the slate of  nominees  proposed  by  the  Company  to  the  Shareholders  for  election  as directors at each meeting of the Shareholders at which directors are to be elected;

(d)	the Company shall use all reasonable efforts to cause the election of the SSRI Director Nominees, including soliciting proxies in favour of the election of the SSRI Director Nominees;

(e)
the Company shall notify SSRI in writing immediately upon determining the date of any meeting of the Shareholders at which directors of the Company are to be elected and SSRI shall advise the Company and the Board of Directors of the names of the SSRI Director Nominees within 10 Business Days after receiving such notice;

(f)
if SSRI does not advise the Company and the Board of Directors of the SSRI Director Nominees within the time set forth in Section 5.1(e), then SSRI will be deemed to have designated its incumbent nominees for nomination for election at the relevant meeting of the Shareholders pursuant to Section 5.1(a); and

(g)
if any SSRI Director Nominee ceases to hold office as a director of the Company for any reason, SSRI shall be entitled to nominate an individual to replace him or her and the Company shall promptly take all steps as may be necessary to appoint such individual to the Board of Directors to replace the SSRI Director Nominee who has ceased to hold office.

6.	TERMINATION OF RIGHTS

6.1.
The rights of SSRI and the obligations of the Company in Sections 3.1, 3.2, 4.1 and 5.1 shall terminate and be of no further force and effect if SSRI’s Percentage is less than 10% for any continuous period of at least 30 days.

7.	SALES BY SSRI

7.1.
Until the date that is 180 days after the date hereof, SSRI shall not, and shall ensure that its Affiliates do not, sell or pledge any Company Shares owned by them without the prior written consent of the Company; provided, however, that SSRI may transfer Company Shares to or between any of its Affiliates in its sole discretion without any such consent.

8.	NOTICES

8.1.
Any notice or other communication required or permitted to be given by this Agreement shall be in writing and shall be delivered in person or transmitted by facsimile transmission addressed as follows:

(a)           if to SSRI:

Silver Standard Resources Inc.
Suite 1400 – 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

Attention:                    President
Fax No.:                       (604) 689-3847

with a copy which does not constitute notice hereunder sent to:

Lawson Lundell LLP
1600 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Attention:                  Jerrold W. Schramm
Fax No.:                      (604) 669-1620

(b)           if to the Company:

Pretium Resources Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2

Attention:                   Robert A. Quartermain
Fax No.:                      (604) 632-4853

with a copy which does not constitute notice hereunder sent to:

Fasken Martineau DuMoulin LLP
2900 – 550 Burrard Street
Vancouver, British Columbia V6C 0A3

Attention:                  Josh Lewis
Fax No.:                      (604) 632-4853

Any  such  notice  or  other  communication  shall  be  deemed  to  have  been  given  and received on the day on which it was delivered if such day is a Business Day and the notice is delivered before 5:00 p.m. local time at the place of delivery or otherwise on the next following Business Day.

Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 8.

9.	ENTIRE AGREEMENT

9.1.
This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties.

10.	SUCCESSORS AND ASSIGNS

10.1.
This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns. None of the Parties may assign any of their respective rights or obligations hereunder without the prior written consent of the other Parties provided that SSRI may assign its rights hereunder without the consent of the Purchaser to any of its Affiliates.

11.	APPLICABLE LAW

11.1.
This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia (excluding any conflict of laws, rule or principle which might refer such interpretation to the laws of another jurisdiction). Each Party irrevocably submits to the exclusive jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related hereto.

12.	HEADINGS

12.1.
The  headings  used  in  this  Agreement,  and  its  division  into  Sections  and  other subdivisions, do not affect its interpretation. References in this Agreement to Sections and other subdivisions are to those parts of this Agreement.

13.	AMENDMENT

13.1.	This Agreement may be amended, modified or supplemented only by the written agreement of the Parties.

14.	COUNTERPARTS

14.1.
This Agreement may be executed in counterparts and delivered in portable document format (.PDF) or by facsimile transmission (with executed originals to be delivered), each of which shall constitute an original and each of which taken together shall constitute one and the same instrument.

15.	NUMBER AND GENDER

15.1.	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

16.	REQUIRED ACTIONS ON NON-BUSINESS DAYS

16.1.
If any day on or before which any action is required to be taken under this Agreement is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

17.	STATUTORY REFERENCES

17.1.
Unless otherwise specified, any reference in this Agreement to a statute includes all regulations, rules and policies made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements, supersedes or replaces any such statute, regulation, rule or policy.

18.	TIME

18.1.	Time is of the essence of this Agreement and of every part of this Agreement, and no extension or variation of this Agreement shall operate as a waiver of this provision.

19.	TIME PERIODS

19.1.
In this Agreement, a period of days begins on the first day after the event that began the period and ends at 5:00 p.m. (Vancouver time) on the last day of the period.   If any period of time is to expire, or any action or event is to occur, on any day that is not a Business Day, the period expires, or the action or event is considered to occur, at 5:00 p.m. (Vancouver time) on the next Business Day.

20.	INTERPRETATION OF THIS AGREEMENT

20.1.
The Parties acknowledge that they have each participated in settling the terns of this Agreement. The Parties agree that any rule of legal interpretation to the effect that any ambiguity is to be resolved against the drafting Party will not apply in interpreting this Agreement.

21.	SEVERABILITY

21.1.
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not fundamentally changed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to reflect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

22.	FURTHER ASSURANCES

22.1.
Each  Party  shall  execute  and  deliver  such  further  conveyances,  deeds,  assignments, transfers and other documents, and shall take such other actions, as are within its power as the other Party may in writing at any time and from time to time reasonably request, in order to give full effect to the provisions of this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first set out above.

SILVER STANDARD RESOURCES INC.		PRETIUM RESOURCES INC.

By:	”John Smith”	By:	”Robert A. Quartermain”
	Authorized Signatory		Authorized Signatory